SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 6

                           Western Sizzlin Corporation

                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    959542101
                          -----------------------------
                                 (CUSIP Number)

                                 Shawn Sedaghat
                9701 Wilshire Blvd. #1110, Beverly Hill, CA 90201
                                  (310)205-9038
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                January 25, 2006
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
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CUSIP NO. 959542101
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1    NAME OF REPORTING PERSON

     Shawn Sedaghat

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7    SOLE VOTING POWER

     1,699,214

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

     1,699,214

10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,699,214

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     14.29%

14   TYPE OF REPORTING PERSON*

     IN

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CUSIP NO. 959542101
         ----------                                                  Page 3 of 6

1    NAME OF REPORTING PERSON

     Jonathan Dash

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7    SOLE VOTING POWER

     29,500

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

     29,500

10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.25%

14   TYPE OF REPORTING PERSON*

     IN

CUSIP NO. 959542101
         ----------                                                  Page 4 of 6


AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No. 6, dated January 26, 2006, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on April 4, 2005, as Amended on April 26, 2005 and April 28, 2005 and May 18, 2005 and July 25, 2005 and August 8, 2005 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Shares") of Western Sizzlin Corporation, a Delaware corporation.

     Items 3 and 5 and 6 of the Schedule 13D are hereby amended and restated as follows:




ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of January 26, 2006, Sedaghat has invested $1,379,385.70 in the Shares of the Issuer using his personal funds. As of January 25, 2006 Dash has invested $27,400 in the Shares of Issuer using his personal funds.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     As the holder of sole voting and investment authority over the Shares owned by Sedaghat, Sedaghat may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,699,214 Shares representing approximately 14.29% of the outstanding shares (based upon 11,888,571 shares outstanding as of November 14, 2005, as reported on the latest 10-Q of the Issuer )

     As the holder of sole voting and investment authority over the Shares owned by Dash, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 29,500 Shares representing approximately 0.25% of the outstanding shares (based upon 11,888,571 shares outstanding as of November 14, 2005, as reported on the latest 10-Q of the Issuer )

     The Reporting Persons effected transaction in the Shares during the past 60 days as set forth below:

Sedaghat:

    01/18/2006       Open Market Purchase           500               $600.00
    01/18/2006       Open Market Purchase          2,000            $2,480.00
    01/18/2006       Open Market Purchase          6,178            $7,722.50
    01/20/2006       Open Market Purchase          4,000            $5,040.00
    01/20/2006       Open Market Purchase          5,000            $6,250.00
    01/25/2006       Private Transaction          114,036         $136,843.20

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CUSIP NO. 959542101
         ----------                                                  Page 5 of 6


Dash:

     11/29/2005  Open Market Purchase              9,000       $8,460
     12/19/2005  Open Market Purchase              3,500       $3,535
     12/20/2005  Open Market Purchase              1,500       $1,515
     01/25/2006  Open Market Purchase              3,000       $3,840


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information provided in Item 4 is incorporated by reference. Dash is the brother-in-law of Sedaghat. On August 5, 2005 Dash and Sedaghat formed a "group" for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Dash is an investment advisor whose clients, as of January 25, 2006, own an aggregate of 300,819 Shares of the Issuer ("Client Shares') representing approximately 2.53% of the outstanding shares (based upon 11,888,571 shares outstanding as of November 14, 2005, as reported on the latest 10-Q of the Issuer ). Dash disclaims any voting power or beneficiary interests in the Client Shares.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Not applicable

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CUSIP NO. 959542101
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  January 26, 2006

                                            By: /s/ Shawn Sedaghat
                                                ------------------
                                                Shawn Sedaghat


                                            By: /s/ Jonathan Dash
                                                ------------------
                                                Jonathan Dash